July 23, 2026

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal
REX ETF Trust
Post-Effective Amendment No. 4
(Registration Statement File Nos. 333-283221, 811-24023)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of REX IncomeMax TSLA ETF, REX IncomeMax NVDA ETF, REX IncomeMax MSTR ETF, REX IncomeMax HOOD ETF, REX IncomeMax COIN ETF, REX IncomeMax PLTR ETF, REX IncomeMax GOOG ETF, REX IncomeMax AAPL ETF, REX IncomeMax CRCL ETF and REX IncomeMax Bitcoin ETF (each, a “Fund” and collectively, the “Funds”), REX ETF Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 4, originally filed with the Securities and Exchange Commission on August 8, 2025 (Accession No. 0001999371-25-010971).

The Trust no longer intends to seek effectiveness of the Funds and no securities of the Funds were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

REX ETF Trust

By:	/s/ Gregory D. King
Gregory D. King, President, Chief Executive Officer and Trustee